UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-13070

FORM 12b-25	CUSIP NUMBER 249827 20 5

NOTIFICATION OF LATE FILING

(Check one):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form 10-D	☐Form N-SAR
☐Form N-CSR
For the Period Ended: December 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DERMA SCIENCES, INC.
Full Name of Registrant

Former Name if Applicable

214 Carnegie Center, Suite 300
Address of Principal Executive Office (Street and Number)

Princeton, NJ 08540
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

| (a) |	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	| (b) | | | |	The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
| (c) |	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

        The Registrant is in the process of finalizing certain financing arrangements which are expected to affect the Registrant’s financial statement disclosures. As a result of these factors, the Registrant has been unable to complete and file the subject Form 10-KSB without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John E. Yetter, CPA (609) 514-4744

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2007 the Registrant expects to report net sales of $34,135,401 (an increase of 22.4% over 2006), cost of sales of $22,530,986 (an increase of 23.6% over 2006), expenses of $13,626,986 (an increase of 53.7% over 2006) and a net loss of $2,284,605 (versus income of $668,739 in 2006).

DERMA SCIENCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized,

Date March 31, 2008	By:	/s/ John E. Yetter
John E. Yetter, CPA Vice President and Chief Financial Officer